Exhibit 99

LightPath Technologies, Inc. Announces

Second Quarter Fiscal 2004 Financial Results

For Immediate Release

(February 10, 2004) ORLANDO, FL LightPath Technologies, Inc. (NASDAQ: LPTH), a manufacturer and integrator of families of precision molded aspheric optics, GRADIUM® glass products, high-performance fiber-optic collimators and isolators, today announced financial results for it’s fiscal 2004 second quarter and first half, ended December 31, 2003. Compared to the same periods in the prior year, sales increased by 11%, to $1.85 million for the second fiscal quarter and by 9%, to $3.61 million for the first fiscal half. Sales growth continues to be the primary focus of the Company’s continued drive to reach a cash flow positive and profitable status. The Company’s backlog at December 31st was at a notably higher level than it had been at the end of the preceding quarter-end.

In addition to sales growth, particularly in new markets but also with new products, we continue to work to manage costs to the lowest achievable level.

Financial Quick Reference

(In Millions, except for per share data)	Three Months Ended December 31,			Six Months Ended December 31,
Unaudited	2003	2002		2003	2002
Total revenues	$1.85	$1.66		$3.61	$3.31
Total costs and expenses	$3.83	$9.79	(1)	$6.97	$19.49	(1)
Net loss	$(1.98)	$(8.13	)(1)	$(3.36)	$(16.18	)(1)
Net loss per share	$(0.76)	$(3.14)		$(1.29)	$(6.26)
Decrease in cash and cash equivalents	$(0.83)	$(2.58)		$(1.42)	$(6.71)

(1)	includes cumulative effect of accounting change of $2.28

(In Millions)	December 31, 2003	September 30, 2003	June 30, 2003
Cash and cash equivalents	$1.95	$2.78	$3.37

Detailed comments about the second quarter of fiscal 2004: For the quarter ended December 31, 2003, the Company reported total revenues of $1.85 million compared to $1.66 million for the same quarter of the previous fiscal year, an increase of 11%. Net loss for the quarter was $1.98 million, or $0.76 per share. Our gross margin percentage in the second quarter is down, in part, from the first quarter due to accruing a charge equivalent to 7 margin points relating to a technology licensing agreement, which is a one-time event. Since the restructuring effort to size the business to marketplace demand began at the end of fiscal 2002, this is the third consecutive quarter of positive gross margin for the Company and we believe that margins will grow as we manage our product mix toward higher gross margin proprietary products in our offering. SG&A expenses were reduced from $1.61 million last year to $1.53 million in this most recent quarter, and New Product Development expenses also were reduced from $0.57 million last year to $0.25 million in this most recent quarter. In both cases, the primary cause of the declines was the financial effects of reduced costs due to the closure of the Company’s former headquarters location in Albuquerque, New Mexico as of the end of December 2002.

Note that our current quarter includes amortization expense for intangible assets of nearly $500 thousand which is a non-cash expense. The most significant components of these intangible assets will be fully amortized in approximately three more fiscal quarters.

Detailed comments about the first half of fiscal 2004: For the first half of fiscal 2004, ended December 31, 2003, the Company reported total revenues of $3.61 million compared to $3.31 million for the same six months of the previous fiscal year, an increase of 9%. Net loss for the half was $3.36 million, or $1.29 per share. Gross margins have made a substantial recovery in the comparative six month periods. In this most recent period it is positive 22% vs. a negative 41% in the prior year’s same six months. As noted above with regard to the most recent quarter, it is positive in both absolute measure and in its direction. The same aforementioned licensing charge in the first half accounted for a suppression of gross margin by over 3 percentage points. SG&A expenses were reduced from $3.69 million last year to $2.71 million in this most recent fiscal half, and New Product Development expenses also were reduced from $1.52 million last year to $0.46 million. In both cases, the primary cause of the decline was the financial effects of reduced costs due to the closure of the Company’s former headquarters location in Albuquerque, New Mexico as of the end of December 2002.

In both the current quarterly and the first half comparison, the prior year periods contained substantial charges for asset impairments and reorganization and relocation expenses.

Cash Status: For the quarter ended December 31, 2003, net cash declined by $0.83 million. Future cash usage improvement will depend first upon achieving sales increases from our current levels; second, improvement in operating costs particularly in the current fiscal third quarter, for such items as cost of goods and insurance renewals. The key objective for the Company remains sales increases to lift us to and past cash flow breakeven.

Comments: Ken Brizel, President and CEO of LightPath, stated, “We have made progress in this quarter and recently on a number of fronts. Our sales organization has begun to have an impact in increasing our order flow and hence backlog. Our gross margin in the second quarter is down from the first quarter due in part to accruing a charge relating to a technology licensing agreement, which is a one-time event. The average gross margin percentage for this first half was 22%. We are confident that in the upcoming quarters you’ll see improvement over this figure, moving us toward cash flow break-even.”

“We established several new key customers within new markets with whom we expect increasing volumes in the coming quarters. We’re also pleased to be seeing some rebound in communications product requirements. While I won’t declare this as being a significant industry trend, I can say that the opportunities have been growing. That is not only evident in our order book, but also at the attendance and interest at a recent trade show at which we presented in San Jose called Photonics West.”

Additional information concerning the Company and its products can be found at the Company’s web site at www.lightpath.com.

Webcast Details:

LightPath will hold an audio webcast at 2:00 p.m. EDT on February 10, 2004 to discuss details regarding the company’s performance for the quarter and first half of fiscal year 2004. The session may be accessed at http://www.lightpath.com. A transcript archive of the webcast will be available for viewing or download on our website.

About LightPath:

LightPath manufactures optical products including precision molded aspheric optics, GRADIUM® glass products, proprietary collimator assemblies, laser components utilizing proprietary automation technology, higher-level assemblies and packing solutions. LightPath has a strong patent portfolio that has been granted or licensed to us in these fields. LightPath common stock trades on the Nasdaq National Market under the stock symbol LPTH.

Contacts:	Ken Brizel, President & CEO, or Monty Allen, CFO

LightPath Technologies, Inc. (407) 382-4003

Internet: www.lightpath.com

This news release includes statements which constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors detailed by LightPath Technologies, Inc. in its public filings with the Securities and Exchange Commission.

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Statement of Operations

(unaudited)

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Product sales, net	$1,853,398	$1,663,573	$3,607,778	$3,308,556
Cost of sales	1,626,811	2,451,130	2,818,543	4,663,831

Gross margin	226,587	(787,557)	789,235	(1,355,275)
Operating expenses:
Selling, general and administrative	1,529,099	1,609,547	2,710,813	3,687,639
New product development	249,136	569,124	464,867	1,515,799
Asset impairments	—	1,966,666	—	5,504,457
Amortization of intangibles	465,659	730,644	1,013,375	1,543,509
Reorganization and relocation expense	—	232,175	1,766	431,287
Total costs and expenses	2,243,894	5,108,156	4,190,821	12,682,691

Operating loss	(2,017,307)	(5,895,713)	(3,401,586)	(14,037,966)
Other income
Gain on sales of assets	109,184	—	108,656	—
Investment and other income (expense), net	(70,968)	45,093	(65,945)	129,834

Loss before cumulative effect of accounting change	(1,979,091)	(5,850,620)	(3,358,875)	(13,908,132)
Cumulative effect of accounting change	—	(2,276,472)	—	(2,276,472)

Net loss	$(1,979,091)	$(8,127,092)	$(3,358,875)	$(16,184,604)

Loss per share (basic and diluted)	$(0.76)	$(3.14)	$(1.29)	$(6.26)

Number of shares used in per share calculation	2,618,341	2,584,595	2,611,545	2,584,595

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(unaudited)

Assets	December 31, 2003	June 30, 2003
Current assets:
Cash and cash equivalents	$1,952,150	$3,367,650
Trade accounts receivable, net of allowance of $243,201
and $463,370, respectively	1,332,392	1,267,465
Inventories	1,022,877	1,074,562
Prepaid expenses and other assets	544,263	542,792

Total current assets	4,851,682	6,252,469
Property and equipment—net	2,709,379	3,096,606
Intangible assets—net	1,944,109	2,958,637
Other assets	166,373	190,352

Total assets	$9,671,543	$12,498,064

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$538,232	$418,172
Accrued liabilities	523,454	382,891
Accrued payroll and benefits	388,975	428,682
Accrued severance and exit costs	62,430	87,537

Total current liabilities	1,513,091	1,317,282

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock: Class A, $.01 par value, voting; 34,500,000 shares authorized; 2,618,981 shares issued and outstanding	26,190	25,846
Additional paid-in capital	189,065,471	188,921,743
Accumulated deficit	(180,591,665)	(177,232,790)
Unearned compensation	(341,544)	(534,017)

Total stockholders’ equity	8,158,452	11,180,782

Total liabilities and stockholders equity	$9,671,543	$12,498,064